390 – 3600 Lysander Lane, Richmond, British Columbia, Canada, V7B 1C3
Tel: +1 (604) 248-0939 / Fax: +1 (604) 248-0940
www.polymetmining.com

6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: 218-225-4417 / Fax: 218-225-4429

ADVANCING TO PRODUCTION

TSX: POM, NYSE Amex: PLM

NEWS RELEASE	2011-7

POLYMET UPDATES STATUS OF ENVIRONMENTAL REVIEW

Hoyt Lakes, Minnesota, April 15, 2011 - PolyMet Mining Corp. (TSX: POM; NYSE AMEX: PLM) (“PolyMet” or the “Company”) reported today on the status of the environmental review of its NorthMet copper-nickel-precious metals project located in northeastern Minnesota. PolyMet and the lead agencies – Minnesota Department of Natural Resources (DNR), US Forest Services (USFS) and US Army Corps of Engineers (USACE) – expect to finalize detailed modeling work plans by early May. The project, which includes the simplified metallurgical process and reduction in capital costs that the Company announced on February 2, 2011, will then be modeled to evaluate the environmental impacts.

Once final modeling confirms that the project meets state and federal standards required for it to be permitted, the third party contractor hired by the DNR will prepare a preliminary supplemental draft Environmental Impact Statement (SDEIS). The preliminary SDEIS will be reviewed by the lead agencies, cooperating agencies (including the US Environmental Protection Agency and tribal governments) and PolyMet, before being finalized for publication and public comment. The lead agencies anticipate publishing the SDEIS for public comment during the fall of 2011.

Brad Moore, PolyMet's Executive Vice President, Environmental & Governmental Affairs stated, "the federal and state agencies involved in the PolyMet environmental review are working together to complete this process. Everyone is committed to producing a document that thoroughly reviews the project impacts and will provide information essential for permitting. "Since the initial draft EIS, important improvements have been incorporated into the project to reduce the environmental impacts. These enhancements will be described in the SDEIS. We look forward to completion of this important phase of the environmental review process," he concluded.

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet Mining Corp. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require more than one-and-a-quarter million hours of construction labor and create approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per: “Joe Scipioni”
         _______________________
         Joe Scipioni, CEO

For further information, please contact:

Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Gov't & Environmental Affairs
Tel: +1 (212) 867-1834	Tel: +1 (218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investors
Crystal Agresti	Alex Macdougall
Tel: +1 (845) 742-8153	Tel: +1 (226) 663-3000
cagresti@polymetmining.com	amacdougall@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding our beliefs related to the expected proceeds and closing of the registered direct offering, exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, actions by government authorities, including changes in government regulation, the market price of natural resources, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2010 and in our other filings with Canadian securities authorities and the Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the nine months ended October 31, 2010 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.